Exhibit 99.1

TTI - Team Telecom International Ltd. 7 Martin Gehl St. Kiryat-Arie Petach - Tikva 49512, Israel Tel: + 972 - 3 - 926 9700 Fax: + 972 - 3 - 926 9849 www.tti-telecom.com

November 14, 2007

Dear Shareholder,

You are cordially invited to attend the 2007 Annual General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Thursday, December 20, 2007, at 5:00 p.m. (Israel time), at our executive offices at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

        We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Annual General Meeting.

        Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States.

        We appreciate your continuing interest in TTI Team Telecom International Ltd.

Very truly yours, Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

TTI TEAM TELECOM INTERNATIONAL LTD.

NOTICE OF THE 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Meeting” or “Annual General Meeting”) of TTI Team Telecom International Ltd. (the “Company”) will be held on Thursday, December 20, 2007, at 5:00 p.m. (Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, for the following purposes:

    (1)        To re-appoint Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

(2) To re-elect Meir Lipshes, Meir Dvir, Ilan Toker, and Lior Bregman to the Company’s board of directors;

    (3)        To approve a directors and officers liability insurance policy, and to approve its future renewal or extension, or the purchase of another directors and officers liability insurance policy that will meet specified conditions;

(4) To consider the financial statements of the Company for the year ended December 31, 2006; and

(5) To transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders of record at the close of business on November 19, 2007, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. A copy of our financial statements is enclosed with, but does not constitute part of, the accompanying proxy statement. Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

        Shareholders who are unable to attend the Annual General Meeting in person, are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States.

By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

November 14, 2007

TTI TEAM TELECOM INTERNATIONAL LTD.
7 Martin Gehl Street, Kiryat Aryeh,
Petach Tikva, Israel

PROXY STATEMENT

        This proxy statement is being furnished to the Company’s shareholders in connection with the solicitation of proxies by the board of directors of the Company for use at the 2007 Annual General Meeting of shareholders to be held on Thursday, December 20, 2007, and at any adjournment thereof. This proxy statement and the accompanying form of proxy are first being mailed to our shareholders on or about November 20, 2007.

Purpose of the 2007 Annual General Meeting

        The agenda of the 2007 Annual General Meeting will be as follows:

    (1)        To re-appoint Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

(2) To re-elect Meir Lipshes, Meir Dvir, Ilan Toker, and Lior Bregman to the Company’s board of directors;

    (3)        To approve a directors and officers liability insurance policy, and to approve its future renewal or extension, or the purchase of another directors and officers liability insurance policy that will meet specified conditions;

(4) To consider the financial statements of the Company for the year ended December 31, 2006; and

(5) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our shares at the close of business on November 19, 2007, the Meeting record date, are entitled to notice of, and to vote at, the 2007 Annual General Meeting. The Company had 16,003,155 Ordinary Shares, NIS 0.50 nominal value each (“Ordinary Shares”), and 2,936,389 Series A Preferred Shares, NIS 0.50 nominal value each (“Series A Preferred Shares”), outstanding on November 5, 2007. Each Ordinary Share and each Series A Preferred Share outstanding on the Meeting record date will entitle its holder to one vote upon each of the matters to be presented at the 2007 Annual General Meeting.

        A quorum must be present in order for the 2007 Annual General Meeting to be held. According to our Articles of Association, the quorum at the Meeting shall be at least two shareholders present in person or by proxy, holding or representing at least a majority of the total voting rights in the Company. If within one hour from the time established for the commencement of the 2007 Annual General Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, Thursday, December 27, 2007, at the same time and place or, if the Chairman of the board of directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Proxies for use at the 2007 Annual General Meeting are being solicited by the board of directors of the Company. Proxies are being mailed to shareholders on or about November 20, 2007, and will be solicited primarily by mail; however, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the 2007 Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the 2007 Annual General Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the meeting by communicating such revocation in writing to the Company’s Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the 2007 Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, Attention: Israel (Eli) Ofer, Chief Financial Officer.

Security Ownership

Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of November 5, 2007:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital ****

Shlomo Eisenberg (1)(2)(3)	4,229,142	26.4%	--	--	4,229,142	22.3%
Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%
Rima Management, LLC and
Richard Mashaal (6)	1,090,705	6.8%	227,300	7.7%	1,318,005	7.0%
S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,003,155 ordinary shares outstanding as of November 5, 2007.
** Based on an aggregate of 2,936,389 preferred shares outstanding as of November 5, 2007.
*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.
**** Based on an aggregate of 18,939,544 ordinary and preferred shares outstanding as of November 5, 2007.

(1)	Shlomo Eisenberg holds 594,836 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 13.3% of Malam – Team Ltd. (formerly known as Team Computers and Systems Ltd.), and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Malam – Team and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns 47.6% of Malam – Team and, therefore, may be deemed to beneficially own the ordinary shares held by Malam – Team and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Malam – Team holds 5,300 ordinary shares. Since Malam Team holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Malam – Team, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of November 5, 2007, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 6.2% of Malam – Team’s shares. Mr. Lipshes disclaims any beneficial ownership. As of November 5, 2007, Meir Lipshes owned approximately 2.9% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2006, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 8, 2007. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,318,005 ordinary shares (out of which 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days) .

(7)	As of December 31, 2006, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 14, 2007. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Security Ownership of Our Directors and Executive Officers

The following table details, as of November 5, 2007, the number of our ordinary shares owned by our directors and executive officers (including the shares underlying options or warrants held by such person that are exercisable within 60 days):

Name and Address	Number of ordinary shares held	Percentage of our outstanding share capital

Meir Lipshes (1) (2)	551,563	2.9%

All other members of our board of directors and senior management, as a
group (consisting of 12 persons, other than Meir Lipshes) (3)	253,394	1.3%

(1)	Includes options exercisable into 75,000 ordinary shares, at an exercise price of $3 per share, which expire on October 15, 2008.

(2)	As of November 5, 2007, Malam – Team and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of April 30, 2007, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 6.2% of Malam – Team’s shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Malam – Team or Team Software in us.

(3)	The number of shares owned consists solely of options and warrants exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $2.5 per share to $8.0 per share, and expire between June 2009 and January 2012.

AGENDA OF THE 2007 ANNUAL GENERAL MEETING

Item 1 – Appointment of Auditors

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, independent certified public accountants in Israel, and a member of the Ernst & Young international accounting firm, to serve as our auditors until the next annual general meeting of shareholders. The auditors have no relationship with us or with any of our affiliates, except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services.

        The shareholders will also be asked to authorize our board of directors to delegate to our audit committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2006, we paid Kost, Forer, Gabbay & Kasierer, $152,000 for auditing and audit-related services and $25,000 for tax related services.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Kost, Forer, Gabbay & Kasierer be appointed as the auditors of the Company until immediately following the next annual general meeting of shareholders.

        RESOLVED, that the board of directors of the Company be authorized to fix the compensation of the auditors, or to delegate the Audit Committee thereof to do so.”

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on this matter.

        The board of directors of the Company recommends that the shareholders vote FOR the approval of the proposed resolutions.

Item 2 – Election of Directors

        At the Meeting, shareholders will be asked to re-elect the following four directors to our board of directors:

        Meir Lipshes
        Meir Dvir
        Ilan Toker
        Lior Bregman

        Julie Kunstler and Doron Zinger continue to serve as our outside directors.

        The following information is supplied with respect to each person recommended to be re-elected to the board of directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees.

        Meir Lipshes serves as our acting Chief Executive Officer since December 2006 and as our Chairman of board of directors since January 2005. He has served as one of our directors since we commenced independent operations in September 1992. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004 and from March 2005 through November 2005 (on an interim basis). Mr. Lipshes was one of the founders, and is a current shareholder, of Team Software, our former principal shareholder, served as Team’s President from 1972 to May 1995 and as its Chief Executive Officer from May 1995 until September 1996. Mr. Lipshes also served as acting President of Omnitek-Eichut Ltd. from November 1994 until September 1996. Mr. Lipshes has been a director of Team since 1972 and a director of Omnitek since 1979. From 1970 to 1972, he was employed in the electronics and engineering division at Motorola Israel, where he was one of the founders of the computing department. He also served as a development engineer for encoding equipment in the Signal Corps of the Israel Defense Forces. Mr. Lipshes has a degree in electronics from the Technical School of the Israeli Air Force.

        Dr. Meir Dvir became a director in 1997. Since 1994, Dr. Dvir has served as President of Dea Shnia Ltd., a consulting company. Dr. Dvir additionally has held the following positions, among others: Board member of Bank Leumi Ltd. from 1999 to 2005, Board member of TAT Technologies Ltd. since 1994, Executive Vice President of R&D and Business Development at Israel Aircraft Industries from 1985 to 1994, Director of the Aircraft Division of Israel Aircraft Industries from 1987 to 1989, Chief Operating officer of Elscint Ltd., a publicly-held Israeli high technology and defense company from 1984 to 1985, and President of Israeli Aircraft Industries from 1982 to 1983. Dr. Dvir holds a Masters Degree and a Ph.D. in physics from the Hebrew University, Israel.

        Ilan Toker became a director in 2004. Mr. Toker is an executive of Arad Investments and Industry Development Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange), where he has served as the President since 2002, and as the Chief Financial Officer since 2000. Since 1997 Mr. Toker has been the Chief Financial Officer of Isras Investment Company Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.). Mr. Toker is the Chief Financial Officer of Team Computers and Systems Ltd. (a company the shares of which are publicly traded on the Tel Aviv Stock Exchange, and an affiliate company of Arad Investments and Industrial Development Ltd.) Mr. Toker is a director in Hassin Esh Ceramic Products Company (1990) Ltd. Mr. Toker holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University.

        Lior Bregman became a director in 2004. From 1988 to 2001 Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort, with responsibility for its telecommunication equipment research effort in general, and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001 Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, Mr. Bregman served as a research analyst at Hambrecht & Quist. Mr. Bregman is currently a director of ViryaNet and in Vocaltec. Mr. Bregman holds a B.A. degree from the Hebrew University of Jerusalem and an M.B.A. degree from Stanford University.

        Our directors will continue to receive the fees approved by our shareholders in the past.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Meir Lipshes be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Meir Dvir be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Ilan Toker be re-elected to the board of directors of the Company, effective immediately.

        RESOLVED, that Lior Bregman be re-elected to the board of directors of the Company, effective immediately.”

        Approval of the election of each of the nominees named above as a director will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        The board of directors of the Company recommends that the shareholders vote FOR the election of all of the nominees named above.

ITEM 3 – Approval of Directors and Officers Liability Insurance Policy, and Approval of its Future Renewal or Extension, or the Purchase of another D&O Policy that will Meet Specified Conditions

        The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.

        The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company, and as otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

        Under Israeli law, the insurance of directors is required to be approved by our audit committee, board of directors and shareholders. In May 2007, our audit committee, followed by our board of directors, approved the purchase of directors and officers liability insurance coverage for the period of May 11, 2007 through May 10, 2008. The premium for such insurance is US$250,000, and we paid US$7,500 to the insurance brokers arranging the policy. The aforesaid policy provides for maximum coverage for all insured parties of US$10,000,000.

        Our audit committee and board of directors also approved, subject to shareholder approval, any renewal or extension of such insurance policy and/or purchase of a new policy (from any insurer(s)) for the benefit of all directors and officers of the Company that may serve from time to time, including additional Side A excess liability coverage in an amount not to exceed US$70,000 per year, provided, that, any such renewal, extension or purchase is conditioned upon the following: (i) further approval by the audit committee and the board of directors; (ii) the annual aggregate premium not exceeding 25% of the previous year’s aggregate premium, or US$312,250 (not including any additional cost relating to aforesaid SideA coverage); and (iii) further shareholder approval would be required for periods after 2012.

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that the purchase of the directors and officers liability insurance policy providing coverage for the period of May 11, 2007 through May 10, 2008 for the benefit of all directors of the Company that may serve from time to time as described in the Company’s Proxy Statement of November 14, 2007, be approved.

        RESOLVED, that any renewal or extension or such insurance policy and/or purchase of a new policy meeting the conditions described in the Company’s Proxy Statement of November 14, 2007, be approved.”

Required Vote

        The affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolutions.

        The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 4 – Consideration of the Financial Statements of the Company

        At the Meeting, the auditors’ report and our audited consolidated financial statements for the fiscal year ended December 31, 2006 (together, the “2006 Financial Statements”) will be presented for discussion as required by the Companies Law.

        The 2006 Financial Statements are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on March 29, 2007. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

        This item will not involve a vote of the shareholders.

Other Matters

        It is not anticipated that there will be presented at the 2007 Annual General Meeting any matters other than those on the agenda described above. If any other matters should come before the 2007 Annual General Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors & Chief Executive Officer

Dated: November 14, 2007